Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187470

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
SUPPLEMENT NO. 9 DATED DECEMBER 18, 2014
TO THE PROSPECTUS DATED OCTOBER 2, 2014
This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT II), Inc. dated October 2, 2014, Supplement No. 6 dated November 19, 2014, which superseded and replaced all previous supplements to the prospectus, Supplement No. 7 dated December 5, 2014, and Supplement No. 8 dated December 15, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Office & Industrial REIT (CCIT II), Inc.;
(2)	declaration of distributions;
(3)	the renewal of our advisory agreement; and
(4)	placement of debt on certain real property investments.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the U.S. Securities and Exchange Commission on September 17, 2013. Of these shares, we are offering 250,000,000 shares in our primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. As of December 12, 2014, we had accepted investors’ subscriptions for, and issued, a total of approximately 24.5 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $243.7 million (including shares issued pursuant to our distribution reinvestment plan). As of December 12, 2014, approximately 275.5 million shares of our common stock remained available for sale in the offering for approximately $2.7 billion.
We will offer shares of our common stock pursuant to the offering until September 17, 2015, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by September 17, 2015, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Distributions
Our board of directors authorized a daily distribution, based on 365 days in the calendar year, of $0.0017260274 per share, assuming a $10.00 per share purchase price, for stockholders of record as of the close of business on each day of the period commencing on January 1, 2015 and ending on March 31, 2015. The payment date for each of the daily distributions of the period commencing on January 1, 2015 and ending on January 31, 2015 will be in February 2015. The payment date for each of the daily distributions of the period commencing on February 1, 2015 and ending on February 28, 2015 will be in March 2015. The payment date for each of the daily distributions of the period commencing on March 1, 2015 and ending on March 31, 2015 will be in April 2015.
PROSPECTUS UPDATES
Renewal of Advisory Agreement
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Management - The Advisory Agreement” beginning on page 75 of the prospectus.
Our board of directors has approved the renewal of our advisory agreement with Cole Corporate Income Advisors II, LLC, for a term ending November 30, 2015, and the agreement may be renewed for an unlimited number of successive one-year periods thereafter.

Placement of Debt on Certain Real Property Investments
The following information supersedes and replaces the section of our prospectus captioned “Investment Objectives and Policies — Debt — Revolving Credit Facility” beginning on page 113 of the prospectus.
Credit Facility
On December 12, 2014, our operating partnership entered into an amended and restated credit agreement (Amended Credit Agreement) with JPMorgan Chase Bank, N.A. (JPMorgan Chase) as administrative agent, swing line lender and letter of credit issuer, Regions Bank and U.S. Bank National Association (U.S. Bank) as co-syndication agents, and other lending institutions that are or may become parties to the Amended Credit Agreement (collectively with JPMorgan Chase, Regions Bank and U.S. Bank, the Lenders). The Lenders are not affiliated with us, our advisor, or their affiliates.
The Amended Credit Agreement allows our operating partnership to borrow up to $200.0 million in revolving loans (the Revolving Loans) and includes a $200.0 million term loan (the Term Loan), with the maximum amount outstanding not to exceed the borrowing base (the Borrowing Base), calculated as (i) 65% of the aggregate value allocated to each qualified property comprising eligible collateral (as defined in the Amended Credit Agreement and collectively, the Qualified Properties) during the period from December 12, 2014 through June 29, 2015; (ii) 62.5% during the period from June 30, 2015 through December 30, 2015; and 60.0% from and after December 31, 2015 (the Amended Credit Facility).
Up to 15.0% of the Revolving Loans may be used for issuing letters of credit and up to 10.0% of the Revolving Loans, not to exceed $50.0 million, may be used for short term (ten day or less) advances. Subject to meeting certain conditions described in the Amended Credit Agreement and the payment of certain fees, aggregate borrowings under the Amended Credit Facility may be increased up to a maximum of $1.25 billion. The Revolving Loans mature on December 12, 2018; however, we may elect to extend the maturity dates of such loans to December 12, 2019, subject to satisfying certain conditions described in the Amended Credit Agreement. The Term Loan matures on December 12, 2019. If we do not reach $1.0 billion in total asset value, as defined by the Amended Credit Agreement, prior to March 31, 2016, both the Revolving Loans and Term Loan will mature on September 30, 2017.
The Revolving Loans and Term Loan will bear interest at rates depending upon the type of loan specified by us. For a eurodollar rate loan (as defined in the Amended Credit Agreement), the interest rate will be equal to the one-month, two-month, three-month or six-month LIBOR for the interest period, as elected by us, multiplied by the Statutory Reserve Rate (as defined in the Amended Credit Agreement), plus 2.45%. For base rate committed loans (as defined in the Amended Credit Agreement), the interest rate will be a per annum amount equal to the greatest of: (a) JPMorgan Chase’s Prime Rate; (b) the Federal Funds Effective Rate (as defined in the Amended Credit Agreement) plus 0.50%; and (c) one-month LIBOR multiplied by the Statutory Reserve Rate (as defined in the Amended Credit Agreement) plus 2.45%. The Amended Credit Agreement also includes interest rate structures should we convert to an unsecured facility, or should we obtain an investment grade rating, subject to meeting certain conditions described in the Amended Credit Agreement. The Amended Credit Agreement also includes usual and customary events of default and remedies for facilities of this nature. Upon the occurrence of any event of default, the eurodollar rate loans and base rate committed loans will bear interest payable at an interest rate equal to 2.0% per annum above the interest rate that would otherwise be applicable at that time, until the default is cured.
Our operating partnership paid certain fees under the Amended Credit Agreement, including arrangement and up-front fees. Our operating partnership will also pay an annual administrative agent fee, as well as an annualized fee for any unused portion of the Amended Credit Facility (the Unused Fee). The Unused Fee is equal to the daily undrawn amount multiplied by a per annum percentage for such day (as determined for a 360-day year) that is based upon the consolidated outstanding indebtedness divided by total asset value (the Leverage Ratio), and ranges from 0.25% at a Leverage Ratio of 45% or less to 0.30% at a Leverage Ratio greater than 45%. Our operating partnership must also pay certain fees upon the issuance of each letter of credit under the Amended Credit Agreement and a quarterly fee based on the outstanding face amount of any letters of credit issued under the Amended Credit Facility.
Our operating partnership has the right to prepay the outstanding amounts under the Amended Credit Facility, in whole or in part, without premium or penalty, provided that (i) prior written notice is received by the administrative agent; (ii) any prepayment of eurodollar rate loans shall be in a principal amount of $5.0 million or a whole multiple of $1.0 million in excess thereof; and (iii) any prepayment of base rate committed loans shall be in a principal amount of $500,000 or a whole multiple of $100,000 in excess thereof or, in each case, if less, the entire principal amount then outstanding.
As of December 12, 2014, the Borrowing Base under the Amended Credit Facility was approximately $295.8 million based on the value allocated to the Qualified Properties, and we had outstanding borrowings of approximately $252.8 million.

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